UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Relevant Information dated February 22, 2017

Item 1

Grupo Aval informs that on February 22, 2017, Concesionaria Ruta del Sol S.A.S. -Company in which Corficolombiana participates with a 33% through its affiliate Episol S.A.S- and The National Infrastructure Agency (ANI) entered into a termination and liquidation agreement (“Agreement”). Pursuant to the Agreement, the parties agreed to: i) the early termination of Concession Contract No. 001 of 2010 regarding Sector 2 of Ruta del Sol, and ii) the liquidation of the Concession Contract. The Agreement establishes that, as part of the liquidation process, the parties will withdraw the claims submitted to the arbitral tribunal previously appointed to decide on mutual claims of the parties. Finally, the Agreement includes decisions that allow the continuity of a quality infrastructure service of public transportation and in addition, complies with the interim measure ordered by the Colombian Anti-Trust Authority on February 16, 2017.

The Agreement includes a formula of liquidation based in the parameters of Law 80 of 1993. Accordingly, ANI will recognize the investments made and costs incurred by Concesionaria Ruta del Sol S.A.S in connection with the construction conducted during the last 7 years, net of any payments previously paid by the government to the Concessionaire, tolls collections, and other sources of income associated to this project.

The Agreement also includes a mechanism through which the Concessionaire can pay its workers, suppliers, loans granted by the financial system, as well as a partial reimbursement of Episol’s equity investment in Concesionaria Ruta del Sol S.A.S., all of the above subject to compliance with the terms of the Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel